STEPHEN E. ROTH DIRECT LINE: 202.383.0158 E-mail: steveroth@eversheds-sutherland.com

March 1, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  Kansas City Life Insurance Company and
           Kansas City Life Variable Life Separate Account
(File No. 333-150926)

Commissioners:

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Life Separate Account (the “Separate Account”), we have attached for filing Post-Effective Amendment No. 20 to the Separate Account’s Registration Statement on Form N-6 (the “Amendment”) for certain flexible premium variable life insurance contracts.  The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended, to update disclosure to reflect changes in an optional rider available under the Contract.

The Company requests that the Staff of the Security and Exchange Commission afford the amendment selective review treatment in accordance with Securities Act Release No. 6510 (February 15, 1984). To facilitate the Staff’s review, the Company will provide a copy of the registration marked to show all changes made from the most recently reviewed amendment.

If you have any questions or comments regarding the Amendment, please call Lorna MacLeod at (202) 383-0817.

Sincerely,

/s/ Stephen E. Roth
Stephen E. Roth

Attachments

cc: Marc Bensing
 Lorna MacLeod